Exhibit 99.1

Agria Comments on Trading Halt

AUCKLAND, NEW ZEALAND--(November 4, 2016) - Agria Corporation ("Agria" or "the Company"), today announced that it received a letter from the New York Stock Exchange ("NYSE"), on November 3, 2016 (the "Letter"), informing the Company that the NYSE has determined to commence proceedings to delist the American Depositary Shares ("ADSs") of Agria from the NYSE. Trading of the Company's ADSs was suspended on November 3, 2016.

Prior to the notice of commencement of proceedings to delist the Company's ADSs, the Company received a request for information from the NYSE on July 13, 2016 in connection with a review of the Company's compliance with the NYSE's minimum price requirements and trading activity. The Company has been, and will continue to, work with the NYSE in responding to its request for information.

According to NYSE, the determination to delist the Company was based on an investigation conducted by NYSE Regulation, which uncovered evidence demonstrating that the Company and its management engaged in operations contrary to the public interest and not in keeping with sound public policy pursuant to Section 802.01D of the Listed Company Manual. NYSE stated that it identified evidence indicating that the Company (i) through a top executive and other intermediaries engaged in trading intended to artificially inflate Agria's stock price, including to improperly avoid having the Company delisted for failing to comply with NYSE's continued listing standards requiring companies to maintain an average stock price of at least $1.000 per share over a consecutive thirty-day trading period; and (ii) provided incomplete, misleading, or false information in connection with investigations related to these issues.

The Company is in the process of obtaining additional information about the circumstances of the NYSE allegations and considering additional options, including filing an appeal to the Committee of the Board of Directors of the NYSE challenging the commencement of delisting proceedings.

In addition, on December 23, 2015, the Company received a subpoena from the United States Securities and Exchange Commission ("SEC") in connection with a non-public investigation. The SEC's subpoena is focused on, among other things, Agria's historic and ongoing business operations in China. The subpoena advised that the existence of the investigation should not be construed as an indication by the SEC or its Staff that the Company or any of its officers or directors had violated any of the federal securities laws. The company is cooperating with the SEC's investigation.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com